UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

EXACT SCIENCES CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

30063P105

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30063P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stanley N. Lapidus

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,003,900 shares

	6.	Shared Voting Power - 0 – shares

	7.	Sole Dispositive Power 1,003,900 shares

	8.	Shared Dispositive Power - 0 – shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,003,900 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.22%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer EXACT Sciences Corporation
	(b)	Address of Issuer’s Principal Executive Offices 100 Campus Drive Marlborough, MA 01752

Item 2.
	(a)	Name of Person Filing Stanley N. Lapidus
	(b)	Address of Principal Business Office or, if none, Residence c/o EXACT Sciences Corporation 100 Campus Drive Marlborough, MA 01752
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock $.01 par value per share
	(e)	CUSIP Number 30063P105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Mr. Lapidus may be deemed to beneficially own 1,003,900 shares of Common Stock reported as outstanding as of December 31, 2003.  This includes 34,823 shares of Common Stock beneficially owned by Joel Lapidus.  Mr. Lapidus is also record owner of stock options to purchase 40,000 shares of Common Stock exercisable within 60 days of December 31, 2003.  Mr. Lapidus expressly disclaims beneficial ownership of the 34,823 shares of Common Stock which are beneficially owned by Joel Lapidus.

(b)

Percent of class:

5.22% (based on 19,249,252 shares of Common stock reported to be outstanding as of December 31, 2003, in the Issuer’s Form 10-K filed on February 2, 2004, as adjusted pursuant to Rule 13d-3(d)(1)).

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,003,900 shares
(ii) Shared power to vote or to direct the vote - 0 - shares
(iii) Sole power to dispose or to direct the disposition of 1,003,900 shares
(iv) Shared power to dispose or to direct the disposition of - 0 - shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2004
Date
/s/ Stanley N. Lapidus
Signature
Stanley N. Lapidus
Name/Title